Exhibit 12

AMC NETWORKS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes	$640,378	$454,825	$582,794	$397,028	$469,001
Fixed charges	144,582	133,437	136,748	137,890	121,073
Total earnings as adjusted	$784,960	$588,262	$719,542	$534,918	$590,074
Fixed Charges:
Interest Expense (*)	$134,001	$123,632	$128,135	$130,262	$115,860
Portion of rents representative of an interest factor	10,581	9,805	8,613	7,628	5,213
Total fixed charges	$144,582	$133,437	$136,748	$137,890	$121,073
Ratio of Earnings to Fixed Charges	5.4	4.4	5.3	3.9	4.9

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.